Exhibit 99.1

Globant unveils new $125 million share repurchase program

LUXEMBOURG, 1 October, 2025 - Yesterday, the board of directors of Globant S.A. (NYSE: GLOB) approved a new share repurchase program, authorizing the allocation of up to $50 million per quarter, subject to a maximum aggregate of $125 million, for the repurchase of its common shares beginning in the fourth quarter of 2025 through the fourth quarter of 2026.

“As our business continues to solidify, aligned to our strategy based on an AI-first mindset, we see an important opportunity to deliver enhanced value to our shareholders. This share repurchase program demonstrates our strong confidence in Globant’s long-term strategy. We will keep on building an innovative and growing business, increasing the value we generate for our customers and all our stakeholders”, said Martin Migoya, chairman and CEO of Globant.

"This share repurchase program is supported by our free cash flow generation, and it’s a key component of our disciplined capital allocation strategy. As we engage in this program, we will continue investing in strategic growth initiatives," added Juan Urthiague, Globant's CFO.

The timing and price of repurchases as well as the actual number of shares repurchased under the program will be at the discretion of Globant and will depend on a variety of factors, including business and market conditions, the share price, regulatory requirements and limitations, corporate liquidity requirements and priorities, legal requirements and restrictions in the agreements governing our indebtedness, alternative investment opportunities, acquisition opportunities and other factors.

Purchases may be made from time to time at management’s discretion. The share repurchase program permits shares to be repurchased in a variety of methods, including but not limited to open market repurchases or accelerated share repurchases. Globant is not obligated to repurchase any specific amount of shares. The share repurchase program may be suspended or discontinued at any time or periodically without prior notice.

About Globant

At Globant, we help organizations thrive in a digital and AI-powered future. Our industry-focused solutions combine technology and creativity to accelerate enterprise transformation and design experiences customers love. Through digital reinvention, our subscription-based AI Pods, and Globant Enterprise AI platform, we turn challenges into measurable business results and promised savings into real impact.

●	We have more than 30,000 employees and are present in over 35 countries across 5 continents, working for companies like Google, Electronic Arts, and Santander, among others.
●	We were named a Worldwide Leader in AI Services (2023) and a Worldwide Leader in Media Consultation, Integration, and Business Operations Cloud Service Providers (2024) by IDC MarketScape report.
●	We are the fastest-growing IT brand and the 5th strongest IT brand globally (2024), according to Brand Finance.
●	We were featured as a business case study at Harvard, MIT, and Stanford.
●	We are active members of The Green Software Foundation (GSF) and the Cybersecurity Tech Accord.
●	We are global partners of Open AI, NVIDIA, AWS and Unity bringing world-class technology together to accelerate innovation across industries.

Contact: pr@globant.com

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Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "should," "plan," "expect," "predict," "potential," or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements related to potential share repurchases and reflect Globant's current beliefs and expectations. Our expectations and beliefs regarding these matters may not materialize. Factors that could impact our expectations and beliefs regarding these matters not to materialize include: our ability to maintain current resource utilization rates and productivity levels; our ability to manage attrition and attract and retain highly-skilled IT professionals; our ability to accurately price our client contracts; our ability to achieve our anticipated growth; our ability to effectively manage our rapid growth; our ability to retain our senior management team and other key employees; our ability to continue to innovate and remain at the forefront of emerging technologies and related market trends; our ability to retain our business relationships and client contracts; our ability to manage the impact of global adverse economic conditions; our ability to manage uncertainty concerning the instability in the current economic, political and social environment in Latin America; and other factors discussed under the heading "Risk Factors" in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission and any other risk factors we include in subsequent reports on Form 6-K.

Because of these uncertainties, you should not make any investment decisions based on our forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.